Filed by Milacron Holdings Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Milacron Holdings Corp.

Commission File No.: 001-37458

TALKING POINTS

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As you heard, Milacron announced today that we are merging with Hillenbrand. This is truly a monumental announcement for our company, as it will enhance our position as a leader in manufacturing, distribution and service of highly engineered and customized plastic and fluid technologies and processing systems.

•	I wanted to take some time to share my perspective on what this news means for our team.

•	In case you’re not familiar, Hillenbrand is a diversified industrial company based nearby in Batesville, Indiana, with deep expertise in plastics processing equipment through its Coperion unit.

•	Throughout their history, Hillenbrand has grown significantly through acquisition and has a great track record of supporting the growth and success of its business units.

•	Together, Milacron and Hillenbrand will be better positioned to compete and deliver high-quality, cost-effective technologies and solutions to our customers.

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Being part of a larger, stronger company has great benefits – we will have the scale, scope and resources to expand into new end markets, and strengthen our service platforms and distribution capabilities.

•	Beyond the strategic benefits of our combination, Hillenbrand is also a great cultural fit for Milacron.

•	Hillenbrand is focused on developing talent, and they share our focus on being a partner to their customers.

•	The complementary approaches we take to investing in our teams and serving customers will help facilitate a smooth transition and enable growth and development opportunities for the combined team.

•	One of the things that attracted Hillenbrand to Milacron is the incredible strength of our talented employees across each of our businesses.

•	I am excited about what is to come, as Milacron and Hillenbrand work toward bringing our companies together.

•	That said, today’s announcement is just the first step in becoming part of Hillenbrand.

•	The transaction is subject to regulatory and shareholder approvals, which we expect will be completed in the first calendar quarter of 2020.

•	In the meantime, Milacron and Hillenbrand will continue to operate as separate companies.

•	There will be no changes to your day-to-day responsibilities, our operations or our processes as a result of today’s announcement.

•	That means the most important thing our team can do is continue our focus on [INSERT SPECIFIC TEAM GOALS].

•	After the transaction closes, we expect Hillenbrand will operate our brands in a manner very similar to the way to we do today, as part of Hillenbrand’s Process Equipment Group.

•	Milacron will remain in Cincinnati and operate as the headquarters for our brands, while Hillenbrand will continue to operate its headquarters out of Batesville, Indiana.

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As I mentioned, today’s announcement is just the beginning of a process toward combining with Hillenbrand – many specifics about the ways our companies will come together have yet to be determined. However, I’d be glad to take any questions you may have now, and I’ll do my best to answer them with the information we have.

•	Importantly, Milacron is committed to transparency and will keep us updated as appropriate.

•	This is an exciting next step in Milacron’s history and I hope you share my excitement for what is to come.

EMPLOYEE Q&A

1.	Who is Hillenbrand? Why is Hillenbrand the right partner for Milacron?

•	Hillenbrand is a diversified industrial company, based in Batesville, Indiana, with over 100 years of history serving a variety of industries across 40 countries around the globe.

•	From both a cultural and operational perspective, our companies are a great fit.

•	Hillenbrand has a strong track record of supporting the growth and success of its various units, including deep expertise in plastics processing equipment through its Coperion unit.

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In addition, Milacron and Hillenbrand share similar cultures, and the Hillenbrand Operating Model is highly complementary to our operations approach, which we expect will help facilitate a smooth transition and allow us to fully realize the benefits of our combination.

2.	What does this transaction mean for Milacron employees?

•	Joining forces with Hillenbrand will create a more competitive company better positioned for growth, and as a result will create enhanced opportunities for the combined team.

•	Hillenbrand shares Milacron’s commitment to cultivating a positive work environment, and investing in the growth and development of its employees across the world.

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Importantly, this announcement is just the first step in bringing our companies together. The transaction is subject to customary regulatory and stockholder approvals before it can close, which is expected in the first calendar quarter of 2020.

•	Until the transaction closes, Hillenbrand and Milacron will continue to operate independently.

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It is essential that everyone at Milacron remains focused on the business at hand and continuing to provide best-in-class service and innovative processing solutions and other products to our customers around the world.

3.	I work in the Milacron headquarters office. Will I have to relocate?

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Decisions about specific locations will be made as part of the integration process, but Milacron will remain in Cincinnati and operate as the headquarters for its brands, while Hillenbrand’s corporate headquarters will continue to be based in Batesville, Indiana.

•	Over the coming months, an integration planning team will determine how best to join our operations following the close of the transaction.

•	We are committed to keeping you informed throughout this process and will share additional information as it becomes available.

4.	I own Milacron stock. What should I do with it? What will happen to it at closing?

•	Any shares owned in Milacron at the time of closing will entitle you to receive cash and shares of Hillenbrand.

5.	How does the Hillenbrand Operating Model compare with the way we operate Milacron?

•	Hillenbrand and Milacron embrace similar cultures that emphasize leadership and teamwork, champion talent development and underscore the power of customer partnerships.

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The Hillenbrand Operating Model, which supports the deployment of these principles, is highly complementary to our approach, and will help facilitate a smooth transition, cultivate a positive work environment and enable growth and development for our employees around the world.

6.	What happens between now and closing?

•	Until the transaction closes, which is expected in the first calendar quarter of 2020, Hillenbrand and Milacron will continue to operate independently.

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It is essential that everyone at Milacron remains focused on the business at hand and continuing to provide best-in-class service and innovative processing solutions and other products to our customers around the world.

7.	What should I tell customers?

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We are providing all customer-facing employees with talking points to guide their discussions of this announcement with our customers. Please only communicate the messages outlined in those talking points.

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As set forth in there, the most important information to relay is that we are confident in the benefits this transaction will provide them, as it will allow Milacron to increase our scale, expand our markets, and strengthen our service platforms and distribution capabilities.

•	It is also important they understand that Hillenbrand and Milacron will continue to operate independently until the transaction is closed, which is expected in the first calendar quarter of 2020.

•	In the meantime, we remain committed to delivering the critical plastics and fluids technologies and processing solutions they depend on.

8.	Who should I contact if I have additional questions? When will you provide more information?

•	If you have any questions, please don’t hesitate to reach out to your business unit president.

•	We will do our best to be transparent and keep you informed as we move through the transaction, providing information and additional context as we can.

9.	What should I do if I receive calls from members of the media, or the investor community?

•	If you receive any inquiries from reporters, investors, or any other outside parties, please promptly refer them to Bruce Chalmers at Bruce.Chalmers@milacron.com.

•	It is important that we speak with one voice on this matter.

Cautionary Statement

This communication contains statements, including statements regarding the proposed acquisition of Milacron Holdings Corp. (“Milacron”) by Hillenbrand, Inc. (“Hillenbrand”) that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, financings, share repurchases and other measures of financial performance or potential future plans or events, strategies, objectives, expectations, beliefs, prospects, assumptions, projected costs or savings or transactions of Hillenbrand, Milacron or the combined company following Hillenbrand’s proposed acquisition of Milacron (the “Proposed Transaction”), the anticipated benefits of the Proposed Transaction, including estimated synergies, the expected timing of completion of the transaction and other statements that are not strictly historical in nature. In some cases, forward-looking statements can be identified by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “outlook,” “guidance” and similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are not guarantees of future performance or events, and actual results or events could differ materially from those set forth in any forward-looking statement due to any number of factors. These factors include, but are not limited to: the impact of the 2017 Tax Cuts and Jobs Act, enacted by the U.S. government on December 22, 2017, on Hillenbrand’s or Milacron’s financial position, results of operations, and cash flows; the outcome of any legal proceedings that may be instituted against Hillenbrand, Milacron or any companies each may acquire; global market and economic conditions, including those related to the credit and equity markets and international trade related matters, tariffs and other trade matters; volatility of our respective investment portfolios; adverse foreign currency fluctuations; involvement in claims, lawsuits and governmental proceedings related to operations; labor disruptions; the dependence of Hillenbrand’s business units on relationships with several large providers; demand for our respective products being significantly affected by general economic conditions; increased costs or unavailability of raw materials; continued fluctuations in mortality rates and increased cremations; competition from nontraditional sources in the death care industry; any decline in the use of plastic; cyclical demand for industrial capital goods; the competitiveness of the industries in which we operate and the financial resources of our competitors; certain tax-related matters; changes to legislation, regulation, treaties or government policy, including any resulting from the current political environment; the ability of Hillenbrand and Milacron to receive the required regulatory approvals for the Proposed Transaction, or that such regulatory approvals are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the Proposed Transaction, the ability of Milacron to receive the approval of Milacron’s stockholders and the ability of Milacron and Hillenbrand to satisfy the other conditions to the closing of the Proposed Transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Hillenbrand and Milacron to terminate the merger agreement; negative effects of the announcement or the consummation of the Proposed Transaction on the market price of Hillenbrand’s and/or Milacron’s common stock and/or on their respective businesses, financial conditions, results of operations and financial performance (including the ability of Milacron to maintain relationships with its customers, suppliers and others with whom it does business); uncertainties as to access to available financing of the Proposed Transaction (including financing for the Proposed Transaction) on a timely basis and on reasonable terms; uncertainties as to the long-term value of the common stock of Hillenbrand following the merger, including the dilution caused by Hillenbrand’s issuance of additional shares of its common stock in connection with the Proposed Transaction; the impact of the additional indebtedness Hillenbrand will incur in connection with the Proposed Transaction; risks relating to the value of the Hillenbrand shares to be issued in the Proposed Transaction; significant transaction costs and/or unknown liabilities of the Proposed Transaction; the possibility that the anticipated benefits from the Proposed Transaction cannot be realized by Hillenbrand in full or at all or may take longer to realize than expected; risks related to disruption of Milacron’s management’s attention from Milacron’s ongoing business operations due to the Proposed Transaction; risks associated with contracts containing consent and/or other provisions that may be triggered by the Proposed Transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Milacron’s operations with those of Hillenbrand will be greater than expected; the ability of Milacron and the combined company to retain and hire key personnel; the impact of new or changes in current laws, regulatory or other industry standards, including privacy and cybersecurity laws and regulations; and events beyond Hillenbrand’s and Milacron’s control, such as acts of terrorism. There can be no assurance that the Proposed Transaction or any other transaction described above will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see Hillenbrand’s and Milacron’s reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Hillenbrand and/or Milacron from time to time. The forward-looking information herein is given as of this date only, and neither Hillenbrand nor Milacron undertakes any obligation to revise or update it.

Additional Information and Where to Find It

In connection with the proposed acquisition by Hillenbrand of Milacron (the “Proposed Transaction”), Hillenbrand will file with the SEC a registration statement on Form S-4 to register the shares of Hillenbrand’s common stock to be issued in connection with the Proposed Transaction. The registration statement will include a document that serves as a prospectus of Hillenbrand and a proxy statement of Milacron (the “proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to Milacron’s stockholders when it becomes available. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Hillenbrand or Milacron when it becomes available. The documents filed by Hillenbrand with the SEC may be obtained free of charge at Hillenbrand’s website at www.hillenbrand.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Hillenbrand by requesting them by mail at Hillenbrand, Inc., One Batesville Boulevard, Batesville, IN 47006, or by telephone at (812) 931-6000. The documents filed by Milacron with the SEC may be obtained free of charge at Milacron’s website at www.milacron.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Milacron by requesting them by mail at Milacron Holdings Corp., 10200 Alliance Road, Suite 200, Cincinnati, OH, 45242, or by telephone at (513) 487-5000.

Participants in the Solicitation

Hillenbrand, Milacron and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Milacron’s stockholders with respect to the Proposed Transaction. Information about Hillenbrand’s directors and executive officers is available in Hillenbrand’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018 filed with the SEC on November 13, 2018 and its definitive proxy statement for the 2019 annual meeting of shareholders filed with the SEC on January 2, 2019. Information concerning the ownership of Milacron’s securities by Milacron’s directors and executive officers is included in their SEC filings on Forms 3, 4 and 5, and additional information regarding the names, affiliations and interests of such individuals is available in Milacron’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the SEC on February 28, 2019 and its definitive proxy statement for the 2019 annual meeting of shareholders filed with the SEC on March 15, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Hillenbrand or Milacron as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to another available exemption.